Exhibit 99.23

R U L E Y O U R F I N A N C E S Investor Presentation May 8, 2017 A preliminary short form prospectus containing important information relating to the distribution of up to $15,000,000 aggregate principal amount of 10% convertible senior secured debentures (the “Debentures”) has been filed with the securities regulatory authorities in each of the provinces of Canada except Québec. A copy of the preliminary short form prospectus, and any amendment, is required to be delivered with this document. The preliminary short form prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the Debentures until a receipt for the final prospectus has been issued. This document does not provide full disclosure of all material facts relating to the Debentures. Investors should read the preliminary short form prospectus, the final prospectus and any amendment for disclosure of those facts, especially risk factors relating to the Debentures, before making an investment decision.

Information has been incorporated by reference in the preliminary prospectus from documents filed with securities commissions or similar authorities in Canada.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under the preliminary short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. An investment in the Debentures and the common shares of the Company issuable under the Debentures is subject to a number of risks and investment considerations that should be carefully considered by a prospective purchaser. See “Risk Factors” in the preliminary short form prospectus.

There is no minimum amount of funds that must be raised by the distribution of the Debentures. This means that the Company could complete this distribution after raising only a small proportion of the distribution amount set out above.

Subject to applicable laws, the Agents (as defined in the preliminary short form prospectus) may, in connection with the distribution, effect transactions which stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail on the open market. See “Plan of Distribution” in the preliminary short form prospectus.

The earnings coverage ratios in respect of the Company’s indebtedness for the twelve-month periods ended December 31, 2016 and March 31, 2017, after giving effect to the distribution of the Debentures, are less than 1:1. See “Earnings Coverage” in the preliminary short form prospectus.

Forward-Looking Information: This document contains forward looking statements, including Future Oriented Financial Information ("FOFI") that relate to our current expectations and views of future events. These forward-looking statements include, among other things, statements relating to: our expectations regarding our revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries), deliquencies ratios, anticipated cash needs and it's need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under our credit facilities, ability to protect, maintain and enforce our intellectual property, plans for and timing of expansion of our solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which we operate, anticipated trends and challenges in our business and the markets in which we operate, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by our customers and the marketplace of new technologies and solutions.

The Company has based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe might affect the Company's financial condition, results of operations, business strategy and financial needs. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

The FOFI has been prepared by our management to provide an outlook of our activities and results and may not be appropriate for other purposes. Our management believes that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. An investor should read this document with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s most recently filed annual information form available at www.sedar.com, which risk factors are incorporated herein by reference, including but not limited to risks related to: our limited operating history in an evolving industry; our recent, rapid growth; our history of losses; our efforts to expand our market reach and product portfolio; changes in the regulatory environment or in the way regulations are interpreted; privacy considerations; economic conditions; material changes to the interest rate charged to our members and paid to our lenders; disruptions in the credit markets; an increase in member default rates; our negative operating cash flow; our ability to access additional capital through issuances of equity and debt securities; the concentration of our debt funding sources and our ability to access additional capital from those sources; the financial covenants under our credit facilities; security breaches of members’ confidential information; our ability to collect payment on our loans and maintain accurate accounts; a decline in demand for our products; our products achieving sufficient market acceptance; protecting our intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in our software and attacks or security breaches; the reliability of our credit scoring model; access to reliable third party data; our risk management efforts; our levels of indebtedness; the adequacy of our allowance for loan losses; exchange rate fluctuations; our marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by our employees and third party service providers; our ability to collect payment and service the products we make available to our members; our reliance on data centers to deliver our services and any disruption thereof; competition in our industry; the reliability of information provided by members; our reliance on key personnel; competition for employees; preserving our corporate culture; risks related to litigation; and earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man made problems such as terrorism. Although the forward-looking statements contained in this document are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

The forward-looking statements made in this document relate only to events or information as of the date of this document and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this document, including the occurrence of unanticipated events.

Non-IFRS Measures: This document makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non IFRS financial measures, including gross loans receivable (short-term and longterm), adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, and charge-off rate, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please refer to the management’s discussion and analysis for the quarter ended March 31, 2017 available at www.SEDAR.com for further information or the appendix for a reconciliation of non-IFRS measures we use in this document to the comparable IFRS measures.

The securities of the Company have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States except in transactions exempt from registration under the U.S. Securities Act and under the securities laws of all applicable states.

This document should be read together with our financial statements for the year ended December 31, 2016 and for the quarter ended March 31, 2017, including the notes thereto, as well as our management’s discussion and analysis for the year ended December 31, 2016 and for the quarter ended March 31, 2017, all of which are available at www.SEDAR.com.

©2017 Mogo Finance Technology Inc. Mogo and the Mogo designs are trademarks of Mogo Finance Technology Inc. Equifax is a trade-mark of Equifax Canada Co., used under license. Free credit score is provided by Equifax and is only available to MogoAccount holders that have passed identity verification. The Equifax credit score is based on Equifax’s proprietary model and may not be the same score used by third parties to assess your creditworthiness. The provision of this score to you is intended for your own educational use. Third parties will take into consideration other information in addition to a credit score when evaluating your creditworthiness. Visa® is a registered trademark of Visa Int. Service Association and used under license. Mogo Platinum Prepaid Visa® Cards are owned and issued by Home Trust Company, a TM licensee of Visa Int. and subject to Terms and Conditions. Your MogoCard balance is not insured by the Canada Deposit Insurance Corporation. MogoMortgage is offered by Mogo Mortgage Technology Inc. o/a MogoMortgage (Ontario: FSCO License No. 12836).

Mogo transformation since IPO Q1 2015 Short term $29MM 55% loan mix Gross loan book $29.1MM 33.8% LTM Revenue Charge off rate 99k Members 1 Product Online lender VS Q1 2017 Short term $68MM 15% loan mix Gross loan book $48.4MM 19.7% LTM Revenue Charge off rate 396k Members 4 Products Digital Finance Platform Rule your finances 3 / 28

Mogo: positioned to be a leader 400K1 4 Innovative $48MM $50MM+ marketing MogoMembers products LTM Revenue collaboration2 1Announced April 20, 2017. 2Subject to certain conditions, see notes to financial statements. Rule your finances 4 / 28

MogoMoney: compelling value prop in massive market


MogoMoney
Financial health
MogoCard
Credit score

$560B+ consumer credit market[1]

- Convenient digital experience
- Full spectrum loans up to $35K
- Unique Level Up[2] program
- Access to free spending account and credit score

Mogo earns % yield

[1]Bank of Canada: Household Credit (http://credit.bankofcanada.ca/householdcredit) [2]We offer a unique Level Up Program on our loans which gives members an opportunity to lower their rates through good payment history.

MOGO Rule your finances 5 / 28

MogoMortgage: disruptive value proposition Launched in Q1 $1.4T1 mortgage market • Convenient experience • Digital dashboard & app • Broker model with multiple lenders • Broader product suite adds to value prop Mogo earns broker fee 1Bank of Canada: Household Credit (http://credit.bankofcanada.ca/householdcredit) Rule your finances 6 / 28

Free MogoCard and Spending Account Launched in Q1 $800B+ payments market1 • Differentiated solution with unique set of features • Real time data helps manage and control spending Mogo earns interchange revenue 1”Canadian Payment Methods and Trends: 2016”, Payments Canada, November 2016, 10 Rule your finances 7 / 28

Free monthly credit score monitoring • Key element of our value prop • Helps manage financial health Drives monthly engagement in MogoAccount 1Equifax: Canadian Consumer Credit Trends Q1 2016 Rule your finances 8 / 28

Holistic approach to financial health MogoCard MogoMoney Financial health MogoMortgage Credit score Rule your finances 9 / 28

Proprietary technology platform • Modern architecture • Speed & agility • Multi-product platform • Mobile first Onboarding Servicing Qualification Checkout Product Acquisition Rule your finances 10 / 28

Innovative marketing partnership drives customer acquisition • Marketing partnership1 with Canada’s leading newpaper group, Postmedia • provides significant leverage and de-risks marketing spend • Over 1/2 billion digital impressions served and 10k print ads ran in 2016 1Subject to certain conditions, see notes to financial statements. Rule your finances 11 / 28

Competitive differentiators Multi-product digital platform 13 years of Data Innovative products Strong brand Scale of team and platform $50MM+ Postmedia partnership1 1Subject to certain conditions, see notes to financial statements. Rule your finances 12 / 28

Financial Results Rule your finances 13 / 28

Q1 2017 financial highlights Grew active member base to approximately 396K increase of 94% over Q1 2016 Q1 Revenue of $11.3MM Strong liquidity position with $16MM in cash and cash equivalents at end of Q1 2017 Long-term loan receivables1 increased to 85% of $67.6MM portfolio Adjusted EBITDA1 of Total expandable credit $257K facilities2 up to third consecutive positive $250MM quarter 1Long-term loan receivables and Adjusted EBITDA are non-IFRS measures. See appendix for a reconcilliation of these non-ifrs measures. 2Subject to certain conditions, see notes to financial statements and AIF. Rule your finances 14 / 28

Accelerating growth in member base 396K Quarterly MogoMembers (in thousands) 94% 204K growth Q1 Q1 2016 2017 Rule your finances 15 / 28

 Continued shift to long-term loans Gross loans receivable ($ in millions) 23% $70.0 77% Long-term loans Q1 represent 85% of 2016 gross loans receivable 15% $67.6 85% Q1 2017 Gross loans receivable – short term and gross loans receivable – long term are non-IRFS measures. See Appendix for a reconcilliation of these non-IRFS measures. Gross loans receivable – Short term Gross loans receivable – Long term Rule your finances 16 / 28

Driving change in revenue mix Quarterly Revenue ($ in millions) $12.7 Revenue reflects continued strategic shift away from short term loans $11.3 $7.3 $4.8 $6.5 $5.5 Q1 Q1 2016 2017 Loan Interest + Other Revenue Loan Fees Rule your finances 17 / 28

Solid credit performance Quarterly 31.6% 25.2% 18.9% 19.7% Q1 Q1 2016 2017 Net charge off as % of average Provision for loan losses as % of revenue gross loans receivable - annualized Charge off rate is a non-IFRS measure. See appendix for a reconciliation of this non- IFRS measure. Rule your finances 18 / 28

Driving improved gross margin Quarterly Gross Profit & % Gross Margin ($ in millions) $7.8 $7.5 66.1% 61.3% Q1 Q1 2016 2017 Rule your finances 19 / 28

Delivering positive Adjusted EBITDA Quarterly Adjusted EBITDA Operating CF before Investment ($ in millions) in Receivables ($ in millions) $1.3 $0.6 $0.3 $(1.0) Q1 Q1 Q1 Q1 2016 2017 2016 2017 Q1 2016 Q1 2017 Adjusted Net Loss $(4.4) $(3.8) Adjusted EBITDA, Operating cash flow before receivables and Adjusted Net Loss are non-IFRS measures. See appendix for reconcilliations of these non-IFRS measures. Rule your finances 20 / 28

Strategic objectives Grow Loan Book MogoMortgage MogoCard Future New Products Platform Member Growth Provincial Expansion $ $ $ Targeting Accelerated Revenue Growth & improved Adjusted EBITDA in H2 2017 Rule your finances 21 / 28

MOGO Rule Your Finances Thank you Rule your finances 22 / 28

Appendix Rule your finances 23 / 28

Reconciliation of loss before income taxes to Adjusted EBITDA (in $000s) Q1 2016 Q1 2017 Loss before income taxes $(5,653) $(4,581) Depreciation and amortization 445 875 Stock-based compensation 265 246 Funding interest 1,439 1,606 Corporate interest expense 1,583 1,569 Unrealized foreign exchange loss (gain) (443) (58) One-time expenses 1,464 118 Unrealized loss (gain) on derivative (62) 482 liability Adjusted EBITDA (963) $257 Rule your finances 24 / 28

Reconciliation of Gross Loans Receivable (in $000s) Q1 2016 Q1 2017 Gross loans receivable – short-term $15,922 $10,162 Gross loans receivable – long-term 54,088 57,387 Gross loans receivable 70,010 67,549 Rule your finances 25 / 28

Reconciliation of Cash provided by (used in) operating activities before investment in gross loans receivable (in $000s) Q1 2016 Q1 2017 Net cash used in operating activities $(4,635) $(937) Increase in loans receivable (5,225) (2,197) Cash provided by (used in) operations 590 1,260 before investment in loans receivable Rule your finances 26 / 28

Reconciliation of Adjusted Net Loss (in $000s) Q1 2016 Q1 2017 Loss before income taxes $(5,653) $(4,581) Stock-based compensation 265 246 Unrealized foreign exchange loss (gain) (443) (58) Unrealized loss (gain) on derivative (62) 482 liability One-time expenses 1,464 118 Adjusted Net Loss (4,430) $(3,793) Rule your finances 27 / 28

Reconciliation of charge-off net of recoveries to charge-off rate (in $000s) Q1 2016 Q1 2017 Charge-off net of recoveries $3,274 $3,374 Gross loans receivable - opening balance $68,335 $69,186 Gross loans receivable - ending balance $69,984 $67,549 Simple average of the Gross loans receivable 69,160 68,368 - opening/ending balance Charge-off rate (annualized) 18.9% 19.7% Rule your finances 28 / 28